

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 27, 2012

<u>Via E-mail</u>
Mr. Richard Astrom
 Chief Executive Officer
Milwaukee Iron Arena Football, Inc.
11415 NW 123 Lane
Reddick, Florida 32686

> **Re: Milwaukee Iron Arena Football, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 10, 2012**
> **File No. 000-27831**

Dear Mr. Astrom:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Beverly A. Singleton

                                     Beverly A. Singleton
                                     Staff Accountant